03013865

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 28 2003 WASH. D.C. 207 PROCESSING SECTION

SEC FILE NUMBER
8-~~13967~~ 298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 ad Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING	1/1/02 MM/DD/YY	AND ENDING	12/31/02 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scudder Investor Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Two International Place
(No. and Street)

Boston (City)	Massachusetts (State)	02110-4103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Edwards, Jr. 212-602-1772
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

757 Third Avenue (Address)	New York (City)	NY (State)	10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

AF 3/17/2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Edwards, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scudder Investor Services, Inc., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

ELEANOR CAVA
Notary Public, State of New York
No. 01CA5021937
Qualified in Richmond County
Commission Expires December 27, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Scudder Investor Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Scudder Investor Services, Inc. and Subsidiaries (the "Company"), an indirect wholly-owned subsidiary of Deutsche Investment Management Americas, Inc., as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that consolidated statement of financial condition. An audit of a consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scudder Investor Services, Inc. and Subsidiaries as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 14, 2003

SCUDDER INVESTOR SERVICES, INC.
AND SUBSIDIARIES
(an indirect wholly-owned subsidiary of Deutsche Investment Management Americas, Inc.)
Consolidated Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$	11,592,989
Investments, at market value		11,386,786
Receivable from affiliates		15,059
Other assets		94,733
Total assets	$	23,089,567

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$	15,339
Payable to affiliates		429,491
Deferred tax liability		136,161
Income taxes payable		6,288,672
Total liabilities		6,869,663
Stockholders' equity:		
Common stock, par value $100 per share		
Class A voting:		
Authorized 2,000 shares, issued and outstanding, 1,000 shares		100,000
Common stock, par value $.01 per share		
Class B non-voting:		
Authorized, issued and outstanding, 1,000 shares		10
Paid-in capital in excess of par value		990
Retained earnings		16,118,904
Total stockholders' equity		16,219,904
Total liabilities and stockholders' equity	$	23,089,567

See accompanying notes to consolidated statement of financial condition.

SCUDDER INVESTOR SERVICES, INC.
AND SUBSIDIARIES
(an indirect wholly-owned subsidiary of Deutsche Investment Management Americas, Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2002

(1) Organization and Business

Scudder Investor Services, Inc. (the "Company"), an indirect wholly-owned subsidiary of Deutsche Investment Management Americas, Inc. (formerly known as Zurich Scudder Investments Inc. ("ZSI")) (the "Parent" or "DIMA"), was incorporated in Massachusetts on May 9, 1947 and is a registered broker-dealer in securities. ZSI was a majority owned subsidiary of Zurich Financial Services Group ("ZFSG"). On April 5, 2002, ZFSG sold ZSI to Deutsche Bank AG and changed the ZSI name to DIMA. DIMA is ultimately a wholly owned subsidiary of Deutsche Bank AG.

The Company acts as the distributor for a group of investment companies advised by the Parent under a service fee agreement with the Parent.

Scudder Insurance Agency of New York, Inc. and Scudder Insurance Agency, Inc. (the "Subsidiaries") are wholly owned subsidiaries of the Company, whose purpose is to act as insurance agents to market variable annuity and variable life products. The Subsidiaries had no significant operations for the year ended December 31, 2002 and have no employees. SIS Investment Corporation ("SISIC"), another wholly owned subsidiary of the Company, holds short-term investments. The Company has guaranteed the liabilities of SISIC and the three insurance agencies.

The Company does not accrue any salaries, benefits or bonuses as a result of the transfer of all employees to the Parent and another affiliate on January 1, 2002.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

The consolidated statement of financial condition include the accounts of the Company and its wholly owned subsidiaries, which are consolidated on a line-by-line basis. Significant intercompany accounts and transactions are eliminated on consolidation.

(Continued)

(2) Summary of Significant Accounting Policies (continued)

Cash Equivalents

Cash equivalents represent investments in affiliated Scudder money market mutual funds stated at net asset value. The Parent is the investment adviser for these funds.

Investments

Investments, which consist of shares of an affiliated Scudder medium-term tax-free municipal-bond mutual fund, are carried at net asset value. For determining cost basis, the shares of the mutual funds sold are recorded on a first-in, first-out basis. Changes in the net asset value are recognized in interest and other income. The Parent is the investment adviser for this fund.

Common stock

The Company has two classes of common stock. The Parent holds all Class B non-voting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the Class A voting shares.

Income Taxes

The Company and its subsidiaries file a consolidated Federal income tax return with Taunus Corporation, the ultimate U.S. holding company. The Company and its subsidiaries file separate state and local income tax returns except in New Hampshire, Illinois and California where tax returns are effectively combined with affiliates.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities.

(3) Related Party Transactions

Under an agreement, the Parent pays a fee to the Company for its administrative services as distributor for affiliated mutual funds equal to 110% of the expenses attributable to such activities, excluding income taxes. The Parent and other subsidiaries pay certain expenses on behalf of the Company which are repayable to those entities on demand. Affiliated mutual funds reimburse the Company for administrative services and for certain expenses paid by the Company on behalf of these funds. The Company also receives administrative and management service fees from Scudder Trust Company, a subsidiary of the Parent.

The Company declared a dividend of $20,000 per Class B share in March of 2002. The Company paid dividends totaling $20,000,000 to the Parent, in March 2002.

On January 1, 2002 all fixed assets were transferred by the Parent out of the Company. Fixed assets were transferred to the Parent at net book value. The fixed assets, net of depreciation, transferred were $1,864,981.

At December 31, 2002, the amount due to the Company from affiliates was $15,059; and the amount due to affiliates was $429,491.

(4) Income Taxes

The provision for income taxes for the year ended December 31, 2002 consists of the following:

Current:	
Federal	$ (2,183,715)
State and local	(384,790)
	(2,568,505)
Deferred:	
Federal	2,432,107
State and local	401,288
	2,833,395
Total	$ 264,890

The components of income tax liabilities at December 31, 2002 are as follows:

Current:	
Federal	$ (5,584,441)
State and local	(704,231)
	(6,288,672)
Deferred:	
Federal	(136,161)
State and local	0
	(136,161)
Total	$ (6,424,833)

The future realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefit of these future tax deductions.

During 2000 the Company settled up its deferred tax assets with its Parent. The deferred tax liability of $136,161 at December 31, 2002 relates to unrealized gains on investment contracts that are not currently includible in taxable income.

(5) Net Capital Requirement

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the aggregate indebtedness method. At December 31, 2002, the Company had net capital of $15,083,120 which is in excess of its required net capital of $457,520 by $14,625,600. Aggregate indebtedness at December 31, 2002 was $6,869,663 resulting in a ratio of 0.46 to 1. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

345 Park Avenue
New York. NY 10154

Independent Auditors' Report on Internal Control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3

To the Board of Directors
Scudder Investor Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Scudder Investors Services, Inc. and Subsidiaries (the "Company"), an indirect wholly-owned subsidiary of Deutsche Investment Management Amercias, Inc., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2003